Exhibit 99.03

                                          Fifth through sixth and eighth through
                                          sixteenth paragraphs under the caption
                                        "Legal Proceedings" beginning on page 13
                                            of the Annual Report on Form 10-K of
                                          Salomon Smith Barney Holdings Inc. for
                                         the fiscal year ended December 31, 1997
                                                               (File No. 1-4346)

[Fifth through sixth paragraphs]

In the fall of 1994, various federal and state lawsuits brought as purported class actions against SBI, Smith Barney, R-H, and 34 other broker-dealers were consolidated for pre-trial purposes as In re Nasdaq Market-Makers Antitrust Litigation in the U.S. District Court for the Southern District of New York. In the consolidated action, plaintiffs allege that broker-dealers making markets in securities traded on NASDAQ violated antitrust laws by conspiring to maintain a minimum spread between the bid and asked price for certain securities, and seek unspecified monetary damages, subject to trebling under the antitrust laws, injunctive relief, attorneys' fees and court costs. In late 1996, the Court certified a class. In December 1997, SBI, Smith Barney, R-H, and all but one of the other 34 broker-dealer defendants executed a settlement agreement with the plaintiffs that has been preliminarily approved by the Court subject to final approval following a hearing scheduled for September 1998. If approved, the settlement will not have a material effect on the Company's results of operations, financial condition or liquidity.

In July 1996, the Antitrust Division of the Department of Justice filed a complaint containing similar allegations to the above-described action against 24 market makers in certain NASDAQ stocks. When the complaint was filed, and with no admission of liability, SBI, Smith Barney and the other defendants entered into a settlement pursuant to which the defendants agreed not to engage in certain practices relating to the quoting and trading of NASDAQ securities and to implement additional compliance procedures. There are no fines, penalties, or other payments of money in connection with this settlement, which the Court approved in April 1997. In May 1997, plaintiffs in the above-described related civil action (who were permitted to intervene for limited purposes) appealed the Court's approval of the settlement. The appeal was argued before the U.S. Court of Appeals, Second Circuit in March 1998.

[Eighth through sixteenth paragraphs]

Environmental Matters

Because of now discontinued industrial operations previously conducted by subsidiaries of Salomon, SSBH is subject to uncertain remedial liability under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), and comparable environmental laws. Under CERCLA, in certain circumstances, a potentially responsible party ("PRP") may be held jointly and severally liable, without regard to fault, for the costs of investigation and cleanup of contamination. In most cases, such remediation expenditures are incurred over a number of years.

In 1988, a subsidiary of Salomon, The S.W. Shattuck Chemical Company, Inc. ("Shattuck"), along with over 350 industrial, municipal and other entities, was named by the federal Environmental Protection Agency ("EPA") as a PRP at Section 6 of the Lowry Landfill in Arapaho County, Colorado ("Lowry"), a federal Superfund site owned by the City and County of Denver ("Denver"). Based on current EPA estimates, that remediation at Lowry will cost approximately $94 million. Under the terms of settlements among Salomon, Shattuck and certain PRPs, Salomon's share is not expected to exceed $13 million, of which approximately 60% has been paid into a trust fund.

In August 1992, EPA issued an administrative order for remedial studies and action to be performed by Shattuck under CERCLA at a Superfund site (Denver Radium Site, Operable Unit VIII), which includes property owned by, and a metal processing plant previously operated by, Shattuck in Denver, Colorado. Shattuck has since performed significant remediation activities at the site and has maintained financial assurance of $26.6 million to guarantee performance of the remediation, both in accordance with the order.

In July 1996, Denver enacted an ordinance imposing a substantial "fee" on any radioactive waste or radium-contaminated material disposed of in the City of Denver. Under this ordinance, Denver assessed Shattuck $9.35 million for certain disposal already carried out. This "fee," and any additional "fees," if upheld, would greatly increase remediation costs for the Denver Radium Site. Shattuck has sued to enjoin enforcement of the "fee." The United States has also sued, seeking to enjoin imposition of the "fee" on constitutional grounds. Denver has counterclaimed and has moved to add SSBH as a defendant. These cases, which have been consolidated, are now pending before the U.S. District Court in Colorado.

In another matter, in May 1993, the National Zinc site in Bartlesville, Oklahoma, defined by EPA to include a smelter facility that had been owned by a former subsidiary of Salomon, and an eight square mile area surrounding the smelter, was proposed for listing as a Superfund site. Salomon and one other PRP, Cyprus Amax Minerals Company ("Cyprus"), removed contamination from the site pursuant to an order from EPA in 1994.

In 1994, Salomon, Cyprus and the City of Bartlesville entered into a consent agreement with the Oklahoma regulatory authorities to conduct further investigation of the site. In August 1995, Cyprus and the City of Bartlesville (but not Salomon) entered into a consent agreement with state regulatory authorities to perform remediation of Operable Unit 1 at the site, related to protection of human health. These remediation activities are nearing completion. The remedy selected to protect ecologically sensitive areas, known as Operable Unit 2, is estimated to cost approximately $2.8 million. In February 1997, Cyprus (but not Salomon) entered into a consent agreement to perform this remediation, but these remediation activities have not commenced.

In March 1998, SSBH and Cyprus received letters from EPA demanding reimbursement of past response costs of $12.3 million allegedly incurred by EPA at the National Zinc site. SSBH intends to contest vigorously this claim asserted by EPA to the extent it exceeds amounts which SSBH may be obligated to pay to EPA under the 1994 EPA order and the 1994 consent agreement with Oklahoma regulatory authorities.

In February 1994, Horseheads Industries, Inc. d/b/a/ Zinc Corporation of America ("ZCA"), the current owner of the facility, filed suit in the U.S. District Court for the Northern District of Oklahoma against former owners or operators of the smelters, including Salomon, St. Joe Minerals Company ("St. Joe"), Fluor Corporation ("Fluor") and Cyprus seeking recovery of response costs under CERCLA. In August 1994, a settlement agreement was entered into among ZCA, Fluor/St. Joe and Salomon (collectively, the "Settling Parties"), allocating both past and future response costs and establishing a committee to study future corrective action at the smelter under the Resource Conservation and Recovery Act ("RCRA"). Cyprus did not join in the settlement. In April 1996, the Court allocated past and future response costs at the National Zinc site 70% to the Settling Parties and 30% to Cyprus, except for response costs relating to certain residue piles stored at the facility, which the Court allocated 100% to the Settling Parties. Salomon subsequently entered into an agreement with Cyprus that satisfies certain of the liabilities and obligations of the parties as set forth in the Court's decision. In November 1997, ZCA's modified RCRA permit became effective, approving a corrective action at the facility. SSBH's share of the cost of the corrective action is not expected to exceed $15 million.

Philipp Brothers, Inc. ("Philipp Brothers"), a subsidiary of Salomon, together with 23 other parties, is the subject of a motion brought by the United States in August 1997 seeking to join them as additional defendants in an action under CERCLA to recover response costs and natural resource damages allegedly caused by activities in the "Coeur D'Alene Basin," an area in northern Idaho encompassing the Bunker Hill Superfund site in Kellogg, Idaho. At the same time, the Coeur D'Alene Tribe moved the Court to join 13 additional parties, including Philipp Brothers, as defendants in an action brought by the Tribe to recover natural resource damages under CERCLA. Philipp Brothers believes that it conducted no activities with respect to the Bunker Hill Superfund site which would give rise to such liability.